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                             September 8, 2020

       Daniel Hodges
       Chief Executive Officer
       ComSovereign Holding Corp.
       5000 Quorum Drive, STE 400
       Dallas, TX 75254

                                                        Re: ComSovereign
Holding Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed August 28,
2020
                                                            File No. 333-248490

       Dear Mr. Hodges:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 Registration Statement

       Selected Financial Information, page 5

   1. Refer to the Consolidated Statement of Operations Data for the six months ended June 30,
                                                        2020 and June 30, 2019
periods. We note you have appropriately included the line item,
                                                        Gain on sale of fixed
assets, within your net operating loss. However, it does not appear you have included the
line item amount in your total operating expenses. As such, please revise the amount
totals pertaining to total operating expenses and net operating loss.
                                                        Also, in the Other
Income (Expenses) section it appears amounts for the line items loss on investment and foreign
currency transaction (gain)/loss have been omitted as compared to the actual amounts
shown in the condensed consolidated statements of operations on page
                                                        F-38. Please revise
accordingly to include the respective amounts. Further, on page F-
                                                        38 please reclassify
the line item Gain on the sale of assets to be a component of net
 Daniel Hodges
ComSovereign Holding Corp.
September 8, 2020
Page 2
         operating loss, similar to that reflected in your December 31, 2019 statement of operations on page F-4, and revise the MD&A discussion of results of operations for the six months ended June 30, 2020 and 2019 accordingly. Please ensure consistency of financial statement amounts and disclosures throughout the filing.
2. Given that you intend to use a portion of the net proceeds from this Offering to repay in full certain outstanding debt and also to use $1,250,000 in cash on the acquisition of Fastback Networks, please provide supplemental pro forma earnings
(loss) per share
         data giving effect to the portion of the net proceeds that will be used to repay the debt, and also separately for the portion of the net proceeds that will be used for the cash consideration to acquire Fastback. The supplemental pro forma earnings
(loss) per share
         data should be provided for the latest fiscal year and subsequent interim period. For each period, please provide a detailed footnote as to the computation, including disclosing the number of shares whose proceeds from the Offering are considered to be used to repay the debt and to acquire Fastback Networks, and any pro forma impact of interest or tax expense. Analogous reference is made to SAB Topic 1.B.3.
3. Please expand footnote (1) to the consolidated balance sheet data to disclose the conversion rate that will be used to convert current liabilities into common stock. Please specify how you arrived at the conversion rate and which specific current liabilities are expected to be converted. Similar disclosures should be included in the second bullet point at the top of Capitalization at page 31.
Risk Factors
We may be unable to successfully integrate our recent and future acquisitions, which could...results of operations and prospects., page 17

4. We note the pending acquisition of Fastback and that you are currently in discussions for the acquisition of an additional company. For each of these pending or probable acquisitions, please tell us the consideration given to providing audited historical financial statements and related pro forma financial information pursuant to Rule 8-04(a) and Rule
       8-05(a), respectively, of Regulation S-X. In addition, disclose in Note 23, Subsequent
       Events, on page F-70 the total purchase price consideration for the VNC Acquisition made on July 6, 2020, including disclosing the value assigned to the 11,738,210 common shares
FirstName LastNameDaniel Hodges
       and the value assigned to the replacement options and warrants. Also, please advise as to
Comapany    NameComSovereign
       the significance            Holding Corp.
                        of this acquisition pursuant to the aforementioned Rule 8-04(a) and Rule
       8-05(a) of  Regulation
September 8, 2020 Page 2       S-X.
FirstName LastName
 Daniel Hodges
FirstName LastNameDaniel Hodges
ComSovereign  Holding Corp.
Comapany 8,
September NameComSovereign
             2020           Holding Corp.
September
Page 3    8, 2020 Page 3
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 41

5. Refer to the second paragraph under this heading. Please clarify as of June 30, 2020, you had negative working capital of $17,018,634 instead of $16,730,537 and, that at
         December 31, 2019, your total current liabilities were $15,142,599 instead of
         $17,018,634. Please revise here and also the second paragraph in Note 3 on page F-44, or advise as necessary.
Business
Our Operating Units, page 50

6. Please clarify that the acquisition of Lextrum had been prior to the ComSovereign
         Acquisition, and that the acquisitions of VNC and Sovereign Plastics were subsequent to the ComSovereign Acquisition. Reference is made to disclosures under the
         ComSovereign Group on page 2.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Beverly Singleton at 202-551-3328 or Melissa Raminpour at 202-551-
3379 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at 202-551-3454 or Geoffrey Kruczek at 202-551-3641 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Manufacturing
cc:      Eric M. Hellige